

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Christopher Keber
Chief Executive Officer
Shelter Acquisition Corp I
6 Midland Street #1726
Quogue, New York 11959

> **Re: Shelter Acquisition Corp I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 25, 2022**
> **File No. 001-40567**

Dear Christopher Keber:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:　　Christian O. Nagler